PURE GOLD MINERALS INC. T.PUG

02042956

02 JUL 31 AM 9:01

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

SUPPL

STRICTLY CONFIDENTIAL

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Re: File No: 82-3520

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL
P

dlw 7/31

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 30, 2002 *TSX SYMBOL: PUG*

SLAVE REGIONAL JOINT VENTURE PROPERTIES NORTHWEST TERRITORIES/NUNAVUT

Don Sheldon of Pure Gold Minerals Inc. ("Pure Gold") reports diamond results from a mini-bulk sample collected from the Artemisia kimberlite and microdiamond results from the Thrift kimberlite. Both kimberlites are situated on the Kim property in the Coronation Gulf region of Nunavut.

Artemisia Mini-Bulk Sample

The Artemisia kimberlite was discovered in the fall of 2001. As reported on April 24, 2002, a mini-bulk sample weighing 11.0 tonnes was collected from seven core holes. The drilling confirmed that Artemisia is a homogeneous kimberlite having a vent-like shape and an estimated surface area of three hectares.

The mini-bulk sample was processed through the dense media separation plant at Ashton's North Vancouver laboratory and returned a total of 1.176 carats of diamonds larger than 0.8 mm using a square aperture screen. These results give the sample an estimated diamond content of 10.69 carats per hundred tonnes. The largest diamond recovered was a colourless aggregate crystal weighing 0.08 carat. The results from this sample indicate that this kimberlite is unlikely to have economic potential. No further work is planned on Artemisia at present.

Thrift Kimberlite

The discovery of the Thrift kimberlite, situated approximately 2.5 km southwest of Artemisia, was announced on April 24, 2002. Hypabyssal facies kimberlite float and outcrop were identified on a lakeshore when a field crew investigated a magnetic anomaly having an approximate diameter of 100 metres.

Nine microdiamonds were recovered from a sample of surface material weighing 100.8 kilograms. A microdiamond is defined as greater than 0.1 mm and less than 0.5 mm in at least one dimension. The analysis was carried out by caustic dissolution at Ashton's laboratory in North Vancouver.

A ground geophysical survey was completed on Thrift during the spring field program. Further evaluation of this kimberlite may be undertaken in late August or September.

Slave Joint Venture Summer Exploration Program

Despite the results from the Artemisia mini-bulk sample, Pure Gold's properties in the Coronation Gulf region of Nunavut continue to demonstrate encouraging exploration potential. Ashton has discovered six kimberlites in this region since 1999, five of which are diamondiferous. The Joint Venture has also identified numerous unexplained indicator mineral and geophysical anomalies on the more than 218,000 hectares of mineral claims that are currently under exploration in the region with Ashton Mining of Canada (ACA:TSE) pursuant to the Slave Joint Venture Agreement.

The joint venture's summer exploration program commenced during the week of July 22 and will focus on evaluating the Kim, Vic, Eokuk, Ric and James River properties. The program will include further

prospecting and detailed heavy mineral sampling in relation to the unexplained indicator mineral and geophysical anomalies. Property-scale indicator mineral sampling will also be conducted. If these activities identify high priority targets, they will be considered for drilling before the end of the current field season.

Pure Gold holds an approximate interest of 10.6 percent in the Slave Joint Venture. Ashton is the operator of the programs, and Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for their design and conduct, and the verification and quality assurance of analytical results. Pure Gold is contributing to the current program.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca